October 18, 2024

Ms. Jean Yu

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Superior Industries International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed March 7, 2024

File No. 001-06615

Dear Ms. Yu and Mr. West,

This letter contains the responses of Superior Industries International, Inc., a Delaware corporation (the “Company”), to your letter dated October 10, 2024, setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For your convenience, we have restated each of the Staff’s comments and provided the Company’s response below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 27

1.	We refer to your non-GAAP measure Adjusted EBITDA. We note from footnote (1) to the table on page 28, the adjustment for restructuring, factoring fees and other include $4.2 million of accounts receivable factoring fees and $8.1 million of other restructuring-related costs, primarily related to advisor fees. Please explain to us in greater detail the nature of these costs as they appear to be normal, recurring operating costs. As part of your response, tell us how you considered the guidance outlined in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the adjustments are appropriate.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that it has considered the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations (the “C&DIs”) on Non-GAAP Financial Measures. Question 100.01 states that certain adjustments, while not explicitly prohibited, could cause the presentation of non-GAAP financial information to be misleading. It is also noted that Question 102.03 of the C&DIs provides that “[t]he fact that a registrant cannot describe a charge or gain as nonrecurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” Set forth below is a discussion of the nature of the Company’s factoring fees and other restructuring-related costs, primarily related to advisor fees, the rationale for each of the adjustments, and the explanation of why such adjustments are not misleading.

The Company further believes disclosing, explaining, and reconciling these items as part of its presentation of Adjusted EBITDA provides a more complete understanding of its ongoing operations, enhances comparability of current results to prior periods, and is useful for investors to analyze the Company’s financial performance by eliminating the effects of certain items that may obscure trends in the underlying performance of the Company’s business.

Factoring Fees

The Company maintains two factoring programs for which the transfers of its accounts receivable qualify for sale accounting. The Company uses these factoring programs as part of its corporate treasury cash management programs to manage the Company’s cash and liquidity needs. Additionally, the Company has a $60.0 million revolving credit facility. The Company has historically not utilized its revolving credit facility; instead, it has elected to factor its accounts receivable, as these factoring programs provide the Company with access to cash at costs that are generally favorable as compared to borrowings under its revolving credit facility.

The decision to factor accounts receivable is a centralized process made at the Company’s corporate headquarters and the fees associated with these programs are presented in “Other income (expense), net” in the consolidated statement of income (loss), as the Company views such fees as a cost of financing akin to interest expense, rather than a cost of operations. The Company believes these expenses are a component of the expense of financing its business and thus, though recurring, are appropriately excluded from its Adjusted EBITDA measure, similar to other costs of financing the business, so that investors can better understand the Company’s operating results, excluding the costs of its financing arrangements.

Other restructuring-related costs

The Company has excluded certain non-recurring third-party advisor and consulting expenses related to its European Transformation project (as defined below), as these costs are infrequent and outside the normal course of business. In its second quarter 2023 earnings release, the Company disclosed its initiative to evaluate the European operations and take actions to reduce costs and increase the profitability of these operations to be more in line with the North American operations. The Company began referring to this strategic initiative in its periodic filings with the Commission as its European Transformation project.

In late 2022, prior to the public announcement, the Company engaged a strategic consultant to evaluate its strategic alternatives in the European region, specifically the rationalization of its German manufacturing plant, resizing the cost structure, and executing a profitability analysis of its aftermarket business. The work completed within this phase of the project resulted in the Company making the decision to (i) enter its wholly owned German subsidiary into a court-administered reorganization, effective August 31, 2023; (ii) move its manufacturing production capabilities from Germany to Poland; and (iii) establish a shared service center in Poland to reduce administrative overhead.

The Company then engaged a second consultant in early 2023 to help it prepare, execute, and project manage its plan to execute these specific strategic initiatives in its European operations. The Company initiated these actions in the third quarter of 2023 and completed the transfer of production to Poland in the second quarter of 2024. The Company expects to complete the right sizing of its cost structure in its European operations in the second quarter of 2025, including the shared service center in Poland.

Lastly, there were various other consultants and third-party advisors engaged by the Company to assist it in completing other aspects of the European Transformation project, such as operational consultants to help stabilize the operations within its German plant prior to and during the court-administered reorganization, and assist with the warehousing and inventory management of the safety and transitional stock needed during the plant closure process.

While these costs have been excluded from the Adjusted EBITDA calculations in multiple fiscal periods, they will only be incurred for a discrete period of time relating to the European Transformation project. As a result, the Company believes these costs are not reflective of its ongoing operations and affect the comparability of its operational results. Because of that, adjusting for them provides a more meaningful evaluation of its current operating performance to prior periods and is consistent with the Staff’s guidance within Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the explanation provided herein contains greater detail than what has been provided in its disclosures historically. To the extent it is material, the Company will provide additional detail on the nature of the projects and corresponding adjustments in future filings as applicable.

Notes to the Consolidated Financial Statements

Note 22 - Loss on Deconsolidation of Subsidiary, page 61

2.	We note in August 2023, you deconsolidated your wholly owned subsidiary SPG as the company no longer controlled SPG due to its filing insolvency proceedings. As a result, you recognized a charge of $79.6 million during the third quarter, representing the difference of the carrying value over its fair value in your interest in and receivable from SPG. Please tell us whether there was any equity components previously recognized in accumulated other comprehensive income and how you considered such amounts in your calculation of gain or loss upon deconsolidation of SPG, including any reclassification from foreign currency transaction adjustments in accordance with ASC 810-10-40-4A. If so, please explain how such amounts were reflected within your statements of equity in accordance with ASC 830-30-40.

RESPONSE:

The Company acknowledges the Staff’s comment and respectively advises the Staff that the Company did consider the equity components previously recognized in accumulated other comprehensive income, specifically foreign currency translation adjustment, in its calculation of the loss on the deconsolidation of SPG in accordance with ASC 810-10-40-4A. The amount was reclassified out of accumulated other comprehensive income in accordance with ASC 830-30-40 and recognized as an increase to the “Loss on deconsolidation of subsidiary”, which amounted to $79.6 million, in the consolidated statement of income (loss) during the year ended December 31, 2023. This amount was disclosed as part of the “Net foreign currency translation adjustment” of $27.7 million in the consolidated statement of stockholders’ equity (deficit) for the year ended December 31, 2023 and was deemed to be immaterial (less than $500,000) for presentation as a separate line item in the Company’s 2023 Form 10-K.

* * *

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at dlee@supind.com.

Very truly yours,

/s/ Daniel D. Lee
Daniel D. Lee Senior Vice President and Chief Financial Officer